UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-40331

Enthusiast Gaming Holdings Inc.

(Exact name of registrant as specified in its charter)

90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Documents 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into Enthusiast Gaming Holdings Inc.’s Registration Statement on Form F-10, which was originally filed with the Securities and Exchange Commission on May 3, 2021 (File No. 333-255725).

EXHIBIT INDEX

Exhibit No:	Description
99.1	MD&A, dated May 12, 2021.
99.2	Interim financial statements/report, filed May 12, 2021.
99.3	52-109F2 – Certification of interim filings – CFO dated May 12, 2021.
99.4	52-109F2 – Certification of interim filings – CEO dated May 12, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enthusiast Gaming Holdings Inc.

	By:	/s/ Alex Macdonald
Alex Macdonald
Date: May 12, 2021		Chief Financial Officer